Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 3 DATED JULY 2, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE L6025 Controlled Subsidiary - Los Angeles, CA

On June 26, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, L6025 (the “RSE L6025 Controlled Subsidiary”), for an initial purchase price of approximately $1,230,000, which is the initial stated value of our equity interest in the RSE L6025 Controlled Subsidiary (the “RSE L6025 Investment”). The RSE L6025 Controlled Subsidiary used the proceeds to acquire approximately 9,000 square feet of land in the Highland Park neighborhood of Los Angeles, which is currently improved with an approximately 1,500 square foot single-family home (the “L6025 Property”).

An affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE L6025 Investment, paid directly by the RSE L6025 Controlled Subsidiary.

Pursuant to the agreements governing the RSE L6025 Investment (the “RSE L6025 Operative Agreements”), we have full authority for the management of the RSE L6025 Controlled Subsidiary, including the RSE L6025 Property. The controlled subsidiary may be converted into a joint venture in the future, however, we anticipate retaining these control rights.

The L6025 Property was acquired for a purchase price of approximately $1,230,000, which includes transfer tax and an acquisition fee of $24,000. We currently own the adjacent properties on both sides of the RSE L6025 Property. These adjacent properties, named L60 and L602, are currently part of our Single Family Home Rental Portfolio.  The most recent portfolio projections for the Single Family Home Rental Portfolio can found here. The business plan is to acquire all three parcels and entitle the land for small lot single-family home development.  The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which we plan to entitle for 18 single-family homes under Los Angeles Small Lot Ordinance. No financing was used for the acquisition of the L6025 Property.  While the property undergoes the entitlement, we intend to lease L6025 to a residential tenant.

The RSE L6025 Investment thesis is based primarily upon the site’s improving location, low basis, market sales for entitled small lot land in the immediate submarket. The Highland Park neighborhood is considered to be an emerging neighborhood that has achieved strong single-family home price appreciation over the past few years.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.

The following table contains performance assumptions and projections for the total entitlement project spanning properties L60, L602, and L6025.  Assumptions and projected returns are presented at the overall project level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Aggregate Purchase Price	Projected Entitlement Costs	Projected Exit Price Range	Projected Hold Period	Projected Return
L60, L602, & L6025	$2,976,000	$522,700	$4,500,000 - $4,950,000	22 months	8.9% - 13.7%

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.